UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Signs Module Supply Contracts

We, LDK Solar Co., Ltd., have announced (i) the resignation on July 17, 2011 of Mr. Louis Tung-jung Hsieh, formerly our independent director, from our board of directors and (ii) the appointment on July 18, 2011 of Mr. Maurice Wai-fung Ngai as an independent director to fill the vacancy created by Mr. Hsieh. Mr. Bing Xiang will take up the role as the acting chairman of the audit committee of our board of directors in place of Mr. Hsieh until Mr. Ngai assumes the chairmanship. Mr. Ngai has signed a service agreement with us on July 18, 2011. Mr. Ngai is joining our board as a class I director with an initial term to expire upon the conclusion of the annual general meeting of our shareholders later this year and is eligible for re-election for a term of three years at such annual general meeting.

Effective today, the audit committee of our board of directors will consist of the following three independent directors: Mr. Bing Xiang (acting chairman and audit committee financial expert), Mr. Liang Junwu and Mr. Maurice Ngai (audit committee financial expert). Immediately upon the conclusion of the annual general meeting of our shareholders later this year and upon his re-election as our independent director, Mr. Ngai will serve as the chairman of our audit committee. Mr. Ngai, currently managing director and founder of MNCOR Consulting Limited, an independent specialty corporate service company, is a fellow of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom and fellow of Hong Kong Institute of Directors and member of Hong Kong Securities Institute.

Similarly, effective today, Mr. Ngai will replace Mr. Hsieh as a member of the compensation committee and the corporate governance and nominating committee of our board of directors.

Our press release issued on July 18, 2011 is attached hereto as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 18, 2011

Exhibit 99.3

LDK Solar Announces Resignation and Appointment

XINYU CITY, China and SUNNYVALE, Calif., July 18, 2011—LDK Solar Co., Ltd. (“LDK Solar”) (NYSE: LDK), a leading vertically integrated manufacturer of photovoltaic (PV) products, today announced (i) the resignation yesterday of Mr. Louis Tung-jung Hsieh, formerly an independent director, from its board of directors and (ii) the appointment today of Mr. Maurice Wai-fung Ngai as an independent director to fill the vacancy created by Mr. Hsieh. Mr. Bing Xiang will take up the role as the acting chairman of the audit committee of the LDK board in place of Mr. Hsieh until Mr. Ngai assumes the chairmanship. Mr. Ngai has signed a service agreement with LDK Solar today. Mr. Ngai is joining the LDK Solar board as a class I director with an initial term to expire upon the conclusion of the annual general meeting of the LDK Solar shareholders later this year and is eligible for re-election for a term of three years at such annual general meeting.

Effective today, the audit committee of the board of directors of LDK Solar will consist of the following three independent directors: Mr. Bing Xiang (acting chairman and audit committee financial expert), Mr. Liang Junwu and Mr. Maurice Ngai (audit committee financial expert). Immediately upon the conclusion of the annual general meeting of the LDK Solar shareholders later this year and upon his re-election as an independent director, Mr. Ngai will serve as the chairman of the audit committee. Mr. Ngai, currently managing director and founder of MNCOR Consulting Limited, an independent specialty corporate service company, is a fellow of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom and fellow of Hong Kong Institute of Directors and member of Hong Kong Securities Institute.

Similarly, effective today, Mr. Ngai will replace Mr. Hsieh as a member of the compensation committee and the corporate governance and nominating committee of the LDK Solar board.

Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar, stated: “We are grateful to have Louis Hsieh as one of our independent directors and our AC chairman for the past several years. We have benefitted from his wisdom and insight in various areas of the corporate governance. The LDK Solar board wishes to acknowledge, with appreciation, the efforts and contributions Louis made to the Company. We wish him well in his endeavors.”

Mr. Peng also expressed his pleasure and gratitude to the newest member of the LDK Solar board. “Maurice Ngai is a very well respected expert in financial and corporate governance areas. We are very delighted to have him onboard today. We hope his present and past experiences as an independent director and AC chairman at public companies, such as China Railway Construction Limited, China Coal Energy Company Limited, and China Life Insurance Company Limited, as well as his executive and CFO experience at public companies such as COSCO Group, China Unicom (Hong Kong) Limited, and Industrial and Commercial Bank of China (Asia) Ltd., will provide a valuable, effective and independent voice of insight and guidance to LDK Solar,” Mr. Peng said.

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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